United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Eidos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

28249H104

(CUSIP Number)

Brian Stephenson

BridgeBio Pharma, Inc.

421 Kipling Street,

Palo Alto, CA 94301

(650) 391-9740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249H104	13D	Page 2 of 5 pages

1	Names of Reporting Persons BridgeBio Pharma, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 24,575,501
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,575,501
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,575,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.6%
14	Type of Reporting Person CO (Delaware corporation)

CUSIP No. 28249H104	13D	Page 3 of 5 pages

EXPLANATORY NOTE

This Amendment No. 7 amends the Schedule 13D, filed with the U.S. Securities and Exchange Commission by BridgeBio Pharma, Inc. (the “Reporting Person”) and its predecessor and wholly-owned subsidiary, BridgeBio Pharma LLC, relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Eidos Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 101 Montgomery Street, Suite 2550, San Francisco, California 94104. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the addition of the following:

On October 14, 2019, the Reporting Person issued a press release (the “Press Release”) announcing that the Reporting Person had terminated its previously announced proposal to acquire all of the outstanding shares of Common Stock of the Reporting Person that it did not already own and would no longer be pursuing the proposed transaction with the Issuer at this time. A copy of the Press Release is filed herewith as Exhibit 4, and the information set forth in the Press Release is incorporated by reference herein.

As previously reported, the Reporting Person previously acquired the securities described in this Schedule 13D for investment purposes and the Reporting Person intends to review its investments in the Issuer on a continuing basis.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, including, but not limited to, in the open market, block sales or in privately negotiated transactions. In addition, the Reporting Person and Related Persons, including Dr. Kumar and Mr. Satvat may engage in discussions with management, the Issuer’s board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose, change its intentions with respect to previous plans or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended by restating the items disclosed under (a) – (b) thereof as follows:

BridgeBio Pharma, LLC, a wholly-owned subsidiary of the Reporting Person, is the record holder of 24,575,501 shares of Common Stock. The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 37,440,348 shares of Common Stock outstanding, calculated based on the 36,884,175 shares of Common Stock outstanding as of July 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on August 1, 2019, plus the additional 556,173 shares of Common Stock issued on September 9, 2019, as reported in the Issuer’s Current Report on Form 8-K, filed on September 11, 2019.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
BridgeBio Pharma, Inc.	24,575,501	65.6%	24,575,501	0	24,575,501	0

CUSIP No. 28249H104	13D	Page 4 of 5 pages

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

4	Press Release, dated October 14, 2019

CUSIP No. 28249H104	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2019

BridgeBio Pharma, Inc.

By:	/s/ Brian Stephenson
Name:	Brian Stephenson
Title:	Chief Financial Officer